Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES

	(all numbers in thousands)
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006		2005	2004

Income (Loss) from Consolidated Companies before income tax	$(24,477)	$(23,336)	$(49,087)	$30,914	$(13,297)		$108,140	$61,333

Increases:
Distributed Equity Income of Equity Investees	20,750	72,530	72,530
Fixed Charges	294	1,920	1,972	8,454	23,321		3,600	7,890

Subtractions:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(6)	—	—	—	—		—	—

Total Earnings For Ratio	$(3,427)	$51,114	$25,415	$39,368	$10,024		$111,740	$69,223

Ratio of Earnings to Fixed Charges (1)(2)	— (3)	26.6	12.9	4.7	—	(4)	31.0	8.8

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs and an estimate of the interest within rental expense.

(2)	For purposes of calculating the ratio of earnings to fixed charges, the amount included in the calculation for distributed income from equity investees is reflected in the period the related distribution was officially approved by the equity investee’s board of directors even when cash may have been received in the form of an advance from the equity investee in a previous period.

(3)	At September 30, 2009, fixed charges exceeded earnings by less than $5,000.

(4)	In 2006, fixed charges exceeded earnings by $13.3 million.